Exhibit 12.1

ViroPharma Incorporated

Schedule of Ratio of Earnings to Fixed Charges

	Year
	1998	1999	2000	2001	2002

Loss from Continuing Operations	$(26,402,116)	$(29,500,038)	$(41,817,374)	$(78,481,204)	$(26,622,883)
Add:
Fixed charges	402,512	434,786	10,100,287	11,978,112	11,434,451

Earnings as adjusted	$(25,999,604)	$(29,065,252)	$(31,717,087)	$(66,503,092)	$(15,188,432)

Fixed Charges:
Interest (gross)	151,712	153,956	9,102,914	10,800,693	10,248,483
Portion of rent representative of the interest factor	250,800	280,830	319,110	358,962	400,253
Amortization of debt issuance costs	—	—	678,263	818,457	785,715

Total fixed charges	$402,512	$434,786	$10,100,287	$11,978,112	$11,434,451

Deficiency of earnings to cover fixed charges	$26,402,116	$29,500,038	$41,817,374	$78,481,204	$26,622,883